UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 1)*

MESA AIR GROUP, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

590479135

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies LLC

9130 W. Sunset Boulevard

Los Angeles, California 90069

(310) 789-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 590479135

(1)	Name of reporting persons Ronald W. Burkle
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 2,964,848 shares
	(8)	Shared voting power None
	(9)	Sole dispositive power 2,964,848 shares
	(10)	Shared dispositive power None

(11)	Aggregate amount beneficially owned by each reporting person 2,964,848 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 8.3% (1)
(14)	Type of reporting person IN

(1)

The percentage ownership is based upon 35,526,918 shares of Common Stock issued and outstanding as of September 30, 2020, as set forth in the Form 10-K filed by Mesa Air Group, Inc. with the United States Securities and Exchange Commission on December 14, 2020.

This Amendment No. 1 to the Schedule 13D filed on November 27, 2020 (the “Schedule 13D”) is filed solely to report the acquisition of additional shares of common stock, no par value per share (the “Common Stock”), of Mesa Air Group, Inc., a Nevada corporation (the “Company”), by Ronald W. Burkle, an individual. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

The total amount of funds required by Mr. Burkle to acquire an additional 200,000 shares from the Company was $1,288,195.11 All funds in respect of such transactions were paid out of Mr. Burkle’s existing personal funds.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Burkle beneficially owns 2,964,848 shares, which represents 8.3% of the issued and outstanding shares of Common Stock as of September 30, 2020, as set forth in the Form 10-K filed by Mesa Air Group, Inc. with the United States Securities and Exchange Commission on December 14, 2020.

(b) Mr. Burkle will have the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares beneficially owned by him.

(c) The following shares were purchased by Mr. Burkle through a broker since the most recent filing of Schedule 13D (based on settlement date):

Settlement Date	Units	Unit Price	Total
12/23/2020	71,143	$6.48	$461,101.97
12/24/2020	128,857	$6.42	$827,093.14

Total	200,000	—	$1,288,195.11

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by Mr. Burkle.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2020

RONALD W. BURKLE

/s/ Ronald W. Burkle